U.S. Securities and Exchange Commission

                              Washington, DC 20549
                          Notice of Exempt Solicitation


1. Name of the Registrant:

Lear Corporation
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2. Name of person relying on exemption:

Pzena Investment Management, LLC
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3. Address of person relying on exemption:

120 West 45th Street, 20th Floor, New York, NY  10036
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4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

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

                        Pzena Investment Management, LLC
              120 West 45th Street, 20th Floor, New York, NY 10036



March 9, 2007


Dear Client,

As you likely know, Lear's management has agreed to an undervalued bid for the entire company by Carl Icahn's American Real Estate Partners LP and we are writing to request the following: 1. We strongly recommend that you vote against the sale.

2. We encourage you to instruct your custodian not to lend any shares of Lear Corporation that you own. As you may know, stocks held in your portfolios carry with them the right to vote proxies. However, if you allow your stock to be loaned out through your custodian's securities lending program, you lose the right to control the vote. In order to assure your ability to vote in this important matter or alternatively, to allow us to retain the right to vote on your behalf, we request that you withhold your Lear Corporation stock from your custodian's securities lending program and/or instruct your custodian to recall any Lear shares currently on loan.

We have long believed in Lear's business and its plan for recovery. Our view is that the company's earnings are well below their normal level, and that Lear is being valued by the market as if there is little chance of an earnings recovery. Our analysis suggests that earnings are likely to recover to more than $4.00 per share over the next few years from consensus analyst estimates of $2.00 per share for 2007. Consequently, we believe the company's potential value is closer to $60 per share.

As always, we are happy to discuss our position with you. We appreciate your support in our effort to maximize our value as shareholders by restricting lending of Lear Corporation shares and voting against this offer.

If you have any questions, please contact either Wayne Palladino at (212) 583-0179, palladino@pzena.com, or your Pzena client service representative. Thank you for your attention to this matter.


Sincerely,

/s/ Wayne Palladino
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Wayne Palladino
Director of Client & Portfolio Services